Exhibit 99.19

Interim Consolidated Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the Three and Nine Months Ended September 30, 2008

HUDBAY MINERALS INC.

Consolidated Statements of Earnings

Unaudited

(In thousands of Canadian dollars, except share and per share amounts)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Revenue (note 20)	$247,441	$319,805	$803,113	$1,027,245

Expenses:
Operating	154,837	188,817	530,027	570,669
Depreciation and amortization	20,902	23,919	67,982	69,087
General and administrative	6,642	3,676	22,095	13,147
Stock-based compensation (note 14d,e)	2,327	3,227	9,819	10,010
Accretion of asset retirement obligations	1,004	789	2,812	2,367
Foreign exchange (gain) loss	(6,002)	4,882	(7,589)	20,000

	179,710	225,310	625,146	685,280

Operating earnings	67,731	94,495	177,967	341,965

Exploration	(7,310)	(8,583)	(19,886)	(26,844)
Interest and other income (note 21)	5,828	6,929	20,336	25,248
(Loss) gain on derivative instruments	(1,199)	1,425	(2,228)	(6,635)
Asset impairment losses (note 7)	(27,237)	—	(27,237)	—
Share of losses of equity investee (note 4)	(3,915)	—	(3,915)	—

Earnings before tax	33,898	94,266	145,037	333,734

Tax expense (note 13a)	31,118	27,801	87,503	135,054

Net earnings for the period	$2,780	$66,465	$57,534	$198,680

Earnings per share:
Basic	$0.02	$0.52	$0.44	$1.57
Diluted	$0.02	$0.52	$0.44	$1.55

Weighted average number of common shares outstanding (note 14f):
Basic	137,461,538	127,265,301	130,159,412	126,690,856
Diluted	138,196,574	128,711,726	131,131,242	7’28,465,734

See accompanying notes to interim consolidated financial statements

HUDBAY MINERALS INC.

Consolidated Balance Sheets

Unaudited

(In thousands of Canadian dollars)

	September 30, 2008	December 31, 2007
Assets:

Current assets:
Cash, cash equivalents and short-term investments (note 5)	$844,384	$757,574
Accounts receivable	66,861	71,511
Inventories (note 6)	155,930	183,739
Prepaid expenses and other current assets	3,994	7,646
Cash held in trust	3,357	—
Current portion of fair value of derivatives (note 17c)	5,121	7,635
Future income and mining tax assets (note 13b)	20,906	43,809

	1,100,553	1,071,914
Property, plan and equipment (note 8)	783,566	450,334
Other assets (note 9)	28,612	29,379

	$1,912,731	$1,551,627

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities	$127,591	$142,994
Taxes payable	17,408	6,409
Current portion of other liabilities (note 10)	41,010	41,605

	186,009	191,008

Long-term debt (note 11)	—	3,208
Pension obligations	30,093	38,846
Other employee future benefits	73,704	70,153
Asset retirement obligations	42,139	35,046
Obligations under capital leases	139	1,611
Future income tax liabilities (note 13b)	13,687	718
Fair value of derivatives (note 17c)	12,401	19,804

	$358,172	$360,394

Shareholders’ equity:
Share capital:
Common shares (note 14b)	$632,132	$311,143
Warrants (note 14c)	20	1
Contributed surplus (note 14e)	30,338	16,633
Retained earnings	896,470	868,857
Accumulated other comprehensive income (loss) (note 15)	(4,401)	(5,401)

	1,554,559	1,191,233

	$1,912,731	$1,551,627

Commitments (note 18)

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

Unaudited

(In thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Cash provided by (used in):
Operating activities:
Net earnings for the period	$2,780	$66,465	$57,534	$198,680
Items not affecting cash:
Depreciation and amortization	20,902	23,919	67,982	69,087
Stock-based compensation (note 14d,e)	2,327	3,227	9,819	10,010
Accretion expense on asset retirement obligations	1,004	789	2,812	2,367
Foreign exchange (gain) loss	(10,570)	(312)	(11,664)	8,434
Change in fair value of derivatives	787	(2,777)	(2,982)	3,488
Asset impairment losses (note 7)	27,237	—	27,237	—
Future tax expense (note 13a)	10,282	22,616	40,980	106,415
Revenue reclassified from OCI (note 15)	271	—	2,010	—
Share of losses of equity investee	3,915	—	3,915	—
Other	(4,451)	(6)	(1,787)	(4,400)

	54,484	113,921	195,856	394,081
Change in non-cash working capital (note 19a)	1,06l	52,386	(278)	11,127

	55,545	166,307	195,578	405,208

Financing activities:
Repayment of loans payable	—	—	(7,500)	(4,000)
Repayment of obligations under capital leases	(730)	(996)	(2,505)	(2,988)
Repurchase of common shares (note 14b)	(42,291)	—	(53,290)	—
Proceeds on exercise of warrants	—	—	—	10
Proceeds on exercise of stock options	67	1,437	499	7,359

	(42,954)	441	(62,796)	381

Investing activities:
Additions to property, plant and equipment	(36,049)	(28,592)	(90,778)	(79,082)
Purchase of short-term investments	(602,824)	—	(602,824)	—
Purchase of equity investments	—	—	(95,221)	—
Purchase of other non-current investments	(2,509)	—	(2,509)	(400)
Cash acquired on acquisition of HMI Nickel, net of cash paid (note 4)	130,886	—	130,886	—

	510,496	(28,592)	(660,446)	(79,482)

Effect of exchange rate changes on cash and cash equivalents	10,479	42	11,650	(9,088)

Change in cash and cash equivalents	(487,426)	138,198	(516,014)	317,019

Cash and cash equivalents, beginning of period	728,986	564,685	757,574	385,864

Cash and cash equivalents, end of period	241,560	702,883	241,560	702,883
Short-term investments	602,824	—	602,824	—

Cash, cash equivalents and short-term investments (note 5)	$844,384	$702,883	$844,384	$702,883

For supplemental information, see note 19.

See accompanying notes to interim consolidated financial statements

HUDBAY MINERALS INC.

Consolidated Statements of Retained Earnings

Unaudited

(In thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Retained earnings, beginning of period	$916,326	$773,933	$868,857	$642,723

Net earnings for the period	2,780	66,465	57,534	198,680

Transition adjustment - financial instruments	—	—	—	(1,005)

Share repurchases (note 14b)	(22,636)	—	(29,921)	—

Retained earnings, end of period	$896,470	$840,398	$896,470	$840,398

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Comprehensive Income

Unaudited

(In thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Net earnings for the period	$2,780	$66,465	$57,534	$198,680

Other comprehensive income (loss), net of tax (note 15):
Net gains (losses) on cash flow hedges	14,631	(5,942)	1,314	(20,159)
Net gains (losses) on available-for-sale investments	499	(755)	(372)	(2,842)
Currency translation adjustments	36	(54)	58	(124)

	15,166	(6,751)	1,000	(23,125)

Comprehensive income for the period	$17,946	$59,714	$58,534	$175,555

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended September 30, 2008

1.	Nature of business

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. HudBay is a base metals mining company with assets in North and Central America. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, and the White Pine Copper Refinery in Michigan and owns the Balmat zinc mine and concentrator in New York State and the Fenix nickel project in Guatemala.

2.	Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the financial statements of the Company, including all of its subsidiaries.

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting policies as disclosed in the audited consolidated financial statements for the year ended December 31, 2007, except as noted in note 3.

The unaudited interim consolidated financial statements do not include all of the information and disclosures required by Canadian GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto.

3.	Adoption of new accounting standards

(a)	Adopted in 2008:

Capital Disclosures and Financial Instruments – Disclosures and Presentation

As required by the Canadian Institute of Chartered Accountants (“CICA”), effective January 1, 2008, the Company adopted three new accounting standards addressing disclosure requirements:

CICA Handbook Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) qualitative information and summary quantitative data about what the entity manages as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Refer to note 16.

Section 3862, Financial Instruments—Disclosures, and Section 3863, Financial Instruments—

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

Presentation, replaced Section 3861, Financial Instruments—Disclosure and Presentation, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Refer to note 17.

Inventories

On January 1, 2008, the Company adopted the new CICA Section 3031, Inventories, replacing the existing Section 3030. This section requires measurement of inventories at the lower of cost and net realizable value; clarifies allocation of overheads and other costs to inventory; requires consistent use of either first-in, first-out or weighted average to measure inventories; requires that insurance and capital spares be accounted for as property, plant and equipment; and requires reversal of any previous writedowns when there is a subsequent increase in the value of inventories. The Company’s adoption of this standard had no effect on the financial statements.

(b)	Future accounting changes:

Goodwill and Intangible Assets

In February 2008, the ClCA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section will be applicable to the Company on January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company is assessing the impact, if any, of the adoption of this new section on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s existing GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

4.	Acquisition of HMI Nickel Inc.

On August 26, 2008, the Company acquired all of the issued and outstanding common shares of Skye Resources Inc. (since renamed HMI Nickel Inc. “HMI Nickel”) pursuant to a court-approved plan of arrangement. In exchange for each HMI Nickel common share, HMI Nickel shareholders received 0.61 of a HudBay common share plus $0.001 in cash. In addition, the Company exchanged HMI Nickel’s outstanding stock options and warrants for similar securities of HudBay at an exchange ratio of 0.61 and at a price equivalent to the original purchase price divided by 0.61. In total, HudBay issued as consideration 31,295,685 common shares, granted 1,864,404 stock options and assumed 1,894,050 warrants.

On June 27, 2008, the Company acquired 12,679,266 common shares of HMI Nickel at a total cost of $95,221 in a private placement. For the period prior to acquisition of control on August 26, 2008, the Company accounted for this investment using the equity method to reflect the strategic nature of the plan of arrangement. The difference between the Company’s carrying value of the investment and its proportionate share of HMI Nickel’s net book value was attributed to the Fenix nickel project in property, plant and equipment, held by Compania Guatemalteca de Niquel, S.A. (“CGN”), HMI Nickel’s 98.2%- owned subsidiary. HudBay has recorded in earnings a loss of $3,915 to reflect its share of the results of HMI Nickel’s operations during the period that HudBay had significant influence over HMI Nickel.

The Company has accounted for this two-step acquisition as a purchase of assets, rather than a business combination, as HMI Nickel did not meet the definition of a business as defined by EIC-124, Definition of a Business. Accordingly, the Company determined the cost of assets and liabilities acquired from HMI Nickel by allocating the purchase price for the group of assets to each item on the basis of its fair value at the time of acquisition.

Purchase price:

31.3 million HudBay common shares	$341,436
Cash of $0.001 per HMI Nickel common share	51
1.9 million stock options issued by HudBay	6,309
1.9 million warrants issued by HudBay	19
Transaction costs	9,319

357,134
Private placement investment	95,221
Share of losses of equity investee	(3,915)

$448,440

The fair value of share consideration was measured based on HudBay’s closing common share price of $10.91 per share on August 25, 2008, the business day before the acquisition date. The options and warrants have been valued using the Black-Scholes option pricing model. All options vested upon completion of the transaction.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

The following summarizes the preliminary allocation of the purchase price:

	Acquired through private placement investment, June 27, 2008	Share of HMI Nickel loss prior to acquisition of control	Acquisition of control, Aug. 26, 2008	Total acquired, Aug. 26, 2008
Cash and cash equivalents	$29,004	$—	$111,252	$140,256
Other current assets	161	—	924	1,085
Restricted cash	1,537	—	6,576	8,113
Property, plant and equipment—Fenix project	68,040	(3,915)	268,723	332,848
Accounts payable and accrued liabilities	(2,271)	—	(25,171)	(27,442)
Asset retirement obligations	(1,250)	—	(5,170)	(6,420)

	$95,221	$(3,915)	$357,134	$448,440

This purchase price allocation is based on the Company’s current estimates of fair values of HMI Nickel’s assets and liabilities and is subject to change as independent valuations are completed. The Company expects to finalize its allocation in its December 31, 2008 annual consolidated financial statements.

The following summarizes net cash acquired on the acquisition:

Cash and cash equivalents acquired	$140,256
Cash paid for transaction costs	(9,319)
Cash of $0.001 per HMI Nickel common share	(51)

$130,886

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

5.	Cash, cash equivalents and short-term investments

	September 30, 2008	December 31, 2007	September 30, 2007
Cash and cash equivalents:
Cash on hand and demand deposits	$241,520	$41,298	$47,819
Short-term money market instruments with original maturities of three months or less	40	716,276	655,064

	241,560	757,574	702,883

Short-term investments:
Short-term bankers’ acceptances with original maturities within six months	602,824	—	—

	$844,384	$757,574	$702,883

6.	Inventories

	September 30, 2008	December 31, 2007
Work-in-process	$81,734	$112,177
Finished goods	54,116	53,518
Materials and supplies	20,080	18,044

	$155,930	$183,739

During the nine months ended September 30, 2008, finished goods inventories at the Company’s Balmat mine were written down to net realizable value, and an expense of $3,562 was recognized in operating expenses (three months ended September 30, 2008—expense of $584). Materials and supplies inventory at the Balmat mine were also written down during the third quarter, as described in note 7.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

7.	Asset impairment losses

During the third quarter of 2008, the Company recorded an asset impairment loss of $27,237 on its Balmat zinc mine. In its second year of commercial production, the performance of the Balmat mine continued to fall short of the Company’s expectations, which had been recently revised as part of the previous asset impairment taken in the fourth quarter of 2007. Due to this operating shortfall and rapidly declining zinc prices, the Balmat mine operations were suspended on August 22, 2008.

Based on the anticipated expenses and deferral of operating cash flow associated with a period of care and maintenance, the Company completed a review of the discounted value of future cash flows and determined that the carrying value of Balmat’s assets was not likely to be recoverable. Therefore, the carrying value of the Balmat property, plant and equipment has been written off in an amount of $24,927. As well, the carrying value of Balmat’s materials and supplies inventory has been written down by $2,310 to its net realizable value. The Company is currently continuing exploration on the Balmat property.

The Company’s September 24, 2003 asset purchase agreement for the Balmat mine and related assets required the Company to pay a cash purchase price of 30% of annual positive future net free cash flow from Balmat mine operations, after allowing for reasonable capital and exploration expenditures, subject to a “cap” of US$25 million. Based on the purchase agreement calculation, the mine has not generated positive cash flow, and no cash purchase price has been paid. The agreement also places certain restrictions on the purchased assets until payment of the “cap” has been reached. The Company has placed the Balmat mine on care and maintenance.

8.	Property, plant and equipment

September 30, 2008	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$404,800	$97,914	$306,886
Fenix project	340,797	—	340,797
Mine development	269,976	160,108	109,868
Mineral exploration properties	26,015	—	26,015

	$1,041,588	$258,022	$783,566

The capital cost of the Fenix project of $340,797 consists of $332,848 from the Company’s acquisition of HMI Nickel, as described in note 4, plus expenditures to September 30, 2008 of $7,949.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended September 30, 2008

December 31, 2007	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$389,229	$79,565	$309,664
Mine development	272,355	148,677	123,678
Mineral exploration properties	16,992	—	16,992

	$678,576	$228,242	$450,334

9.	Other assets

	September 30, 2008	December 31, 2007
Available-for-sale investments, at fair value	$4,512	$2,706
Investments, at fair value through earnings	616	—
Restricted cash	9,389	1,165
Long-term portion of cash held in trust	—	3,289
Long-term portion of future tax asset (note 13b)	14,087	21,261
Long-term portion of fair value of derivatives (note 17c)	8	958

	$28,612	$29,379

The increase in the Company’s restricted cash relates mainly to letters of credit provided with respect to the Fenix project.

10.	Current portion of other liabilities

	September 30, 2008	December 31, 2007
Current portion of:
Long-term debt (note 11)	$3,194	$7,294
Pension obligation	18,000	14,586
Other employee future benefits	2,007	2,007
Asset retirement obligation	3,195	3,195
Obligations under capital leases	2,337	3,370
Future tax liabilities (note 13b)	41	51
Fair value of derivatives (note 17c)	12,174	10,975
Interest payable on long-term debt	62	127

	$41,010	$41,605

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

11.	Long term debt

	September 30, 2008	December 31, 2007
Senior Secured Notes	$3,194	$3,208
Province of Manitoba	—	7,294

	3,194	10,502
Less current portion of long-term debt (note 10)	3,194	7,294

	$—	$3,208

As at September 30, 2008, the Company had an $80 million revolving credit facility maturing on February 27, 2009. As of September 30, 2008 there were no amounts drawn under the facility.

12.	Pension and other future employee benefit expense

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Defined benefit pension	$2,262	$2,994	$7,497	$8,982
Defined contribution pension	222	230	935	683
Other future employee benefits	1,665	1,710	5,034	5,130

	$4,149	$4,934	$13,466	$14,795

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

13.	Income and mining taxes

(a)	Tax expense:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Current - income taxes	$13,746	$195	$23,461	$332
- mining taxes	7,090	4,990	23,062	28,307

	20,836	5,185	46,523	28,639

Future - income taxes	6,189	21,267	36,006	98,540
- mining taxes	4,093	1,349	4,974	7,875

	10,282	22,616	40,980	106,415

	$31,118	$27,801	$87,503	$135,054

Losses recorded at the Company’s Balmat mine contributed to a higher effective tax rate for the three and nine month periods ended September 30, 2008. The losses, which totalled $35,309 for the three months ended September 30, 2008, including asset impairment losses of $27,237, and $50,174 for the nine months ended September 30, 2008, cause temporary differences that result in future tax assets. The Company has determined it is not more likely than not to realize these future tax assets and has increased its valuation allowance to offset the future tax assets. The net effect is an increase to the Company’s effective tax rate because the Company has recorded a loss for accounting purposes but has not recorded a corresponding decrease in tax expense.

(b)	Future tax assets and liabilities as represented on the balance sheet:

	September 30, 2008	December 31, 2007
Future tax assets
Current portion	$20,906	$43,809
Long-term portion (note 9)	14,087	21,261

	34,993	65,070

Future tax liabilities
Current portion (note 10)	41	51
Long-term portion	13,687	718

	13,728	769

	$21,265	$64,301

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

(c)	Changes in future tax assets and liabilities:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Balance, beginning of period	$31,601	$89,546	$64,301	$171,879
Future expense	(10,282)	(22,616)	(40,980)	(106,415)
Flow-through shares	—	—	—	(7,251)
Financial instruments transition
- retained earnings	—	—	—	568
- OCI (loss)	—	—	—	(77)
OCI (loss) transactions	(20)	3,387	(33)	11,565
Pre-production investment tax credit	—	—	(1,926)	—
Other	(34)	(48)	(97)	—

Balance, end of period	$21,265	$70,269	$21,265	$70,269

The future tax assets (income and mining) are net of a valuation allowance that represents management’s estimate of the allowance necessary to recognize the future tax assets at an amount that the Company considers is more likely than not to be realized.

14.	Share capital

(a)	Preference shares:

Authorized:

Unlimited preference shares

(b)	Common shares:

Authorized:

Unlimited common shares

Issued:

	Three months ended September 30, 2008		Nine months ended September 30, 2008
	Common shares	Amount	Common shares	Amount
Balance, beginning of period	126,485,770	$310,253	127,032,612	$311,143
Exercise of options	13,670	99	86,828	728
Shares repurchased	(4,800,000)	(19,656)	(5,420,000)	(21,175)
Issued - acquisition of HMI Nickel (note 4)	31,295,685	341,436	31,295,685	341,436

Balance, end of period	152,995,125	$632,132	152,995,125	$632,132

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

As part of HudBay’s acquisition of HMI Nickel, the Company issued 31,295,685 common shares. The fair value of share consideration was measured based on HudBay’s closing common share price of $10.91 per share on August 25, 2008, the business day before the acquisition date.

On December 12, 2007, the Company announced a share repurchase program, through the facilities of the Toronto Stock Exchange, for cancellation of up to 9,946,093 common shares (approximately 9.5% of the Company’s public float as of December 11, 2007) by way of a normal course issuer bid. Purchases of common shares will be made from time to time at market prices and in accordance with the rules of the Toronto Stock Exchange. This repurchase program is authorized to be in effect until December 16, 2008.

During the nine months ended September 30, 2008, the Company repurchased for cancellation 5,420,000 common shares at a net cost of $53,291, including repurchases of 4,800,000 during the three months ended September 30, 2008 at a net cost of $42,292. The Company recorded a reduction in share capital of $21,175 for the nine months ended September 30, 2008. The excess net cost over the average book value of the shares was recorded as a reduction to contributed surplus of $2,195 and a reduction to retained earnings of $29,921.

(c)	Warrants:

	Three months ended September 30, 2008		Nine months ended September 30, 2008
	Number of Warrants	Amount	Number of Warrants	Amount
Balance, beginning of period	22,521	$1	22,521	$1
Issued - acquisition of HMI Nickel (note 4)	1,894,050	19	1,894,050	19

Balance, end of period	1,916,571	$20	1,916,571	$20

As part of HudBay’s acquisition of HMI Nickel, the Company assumed 1,894,050 warrants with an exercise price of $24.80 per warrant (one warrant required to acquire one common share). The warrants are listed on the Toronto Stock Exchange under the symbol “HBM.WT” and have an expiry date of January 26, 2009. As at September 30, 2008, all 1,894,050 warrants were outstanding.

At September 30, 2008, the Company also has 22,521 unlisted warrants outstanding to acquire common shares (30 warrants required to acquire one common share) of the Company with an exercise price of $0.105 and an expiry date of December 21, 2009.

(d)	Stock option plan:

During the nine months ended September 30, 2008, the Company granted additional options to directors and employees, consistent with the Company’s stock option plan approved in June 2005 and amended in May 2008 (the “Plan”).

Under the Plan, as amended in May 2008, the Company may grant to employees, officers, directors

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of the Company. The maximum number of common shares issuable to insiders pursuant to the Plan is limited to 10% of the then issued and outstanding common shares of the Company. The maximum number of common shares issuable to non-employee directors under the Plan shall not exceed the lesser of $100,000 in value per year and 1% in number of the then issued and outstanding common shares of the Company per year. Options granted under the amended Plan have a maximum term of five years and become exercisable as follows: the first 33  1/3% are exercisable after one year, the next 33  1/3 % are exercisable after two years, and the last 33  1/3% are exercisable after three years. Except in specified circumstances, options are not assignable and terminate upon, or within a specified time following, the optionee ceasing to be employed by or associated with the Company. The Plan further provides that the price at which common shares may be issued under the Plan cannot be less than the market price of the common shares on the last trading date before the relevant options are approved by the Board.

Terms of options granted prior to May 2008 are disclosed in note 15(d) to the Company’s December 31, 2007 annual consolidated financial statements and include a maximum term of ten years and a vesting schedule as follows: the first 33  1/3% are exercisable immediately, the next 33  1/3% are exercisable after one year, and the last 33  1/3% are exercisable after two years.

The fair value of the options granted during 2008 has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.9%; dividend yield of 0%; volatility factor of 51%; and expected life of 4 years for options issued under the original Plan and 3 years for options issued under the amended Plan.

	Three months ended September 30, 2008		Nine months ended September 30, 2008
	Number of shares subject to option	Weighted average exercise price	Number of shares subject to option	Weighted average exercise price
Balance, beginning of period	4,955,087	$14.39	3,271,532	$13.28
Granted	170,000	11.07	1,926,713	15.64
Granted - acquisition of HMI Nickel (note 4)	1,864,404	10.93	1,864,404	10.93
Exercised	(11,945)	5.24	(85,103)	5.81
Forfeited	26,727	15.73	(26,727)	15.73

Balance, end of period	6,950,819	$13.39	6,950,819	$13.39

The weighted average fair value of options granted during the nine-month period was $5.04 per option at the grant date.

As part of HudBay’s acquisition of HMI Nickel, the Company granted 1,864,404 options to former optionholders of HMI Nickel with a weighted-average exercise price of $10.93 and weighted-average remaining contractual life of 1.5 years. The grant date fair value of these options granted was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.9%; dividend yield of 0%; volatility factor of 51%; and expected life of 1.1 year. These options were fully vested at the time of grant; accordingly, their grant date fair value has been included in the purchase price and will not be reflected in stock-based compensation expense.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

The following table summarizes the options outstanding at September 30, 2008:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$2.59 - 7.33	1,542,512	3.7	$4.55	1,542,512	$4.55
9.70 - 11.03	1,338,117	5.4	10.12	1,178,117	10.04
14.06 - 15.86	1,847,454	8.1	15.49	916,300	15.12
16.14 - 17.95	761,600	6.1	17.14	498,266	17.19
20.75 - 22.20	1,461,136	8.4	21.10	939,468	21.06

$2.59 - 22.20	6,950,819		$13.39	5,074,663	$12.03

(e)	Contributed surplus:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Balance, beginning of period	$21,733	$17,554	$16,633	$13,098
Stock-based compensation	2,327	3,227	9,819	10,010
Transfer to common shares on exercise of stock options	(31)	(588)	(228)	(2,915)
Share repurchases	—	—	(2,195)	—
Options granted - acquisition of HMI Nickel (note 4)	6,309	—	6,309	—

Balance, end of period	$30,338	$20,193	$30,338	$20,193

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

(f)	Earnings per share data:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Net earnings available to common shareholders	$2,780	$66,465	$57,534	$198,680

Weighted average common shares outstanding	137,461,538	127,265,301	130,159,412	126,690,856
Plus net incremental shares from assumed conversions:
- Warrants	513	658	582	1,363
- Stock options	734,523	1,445,767	971,248	1,773,515

Diluted weighted average common shares	138,196,574	128,711,726	131,131,242	128,465,734

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

15.	Other comprehensive income (loss) (“OCI”)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Accumulated OCI (loss), beginning of period:

Net losses on cash flow hedges (net of tax of $9,494, $8,038, $3,145, $0)	$(18,544)	$(14,217)	$(5,227)	$—
Net (losses) gains on available-for-sale investments (net of tax of $7, $0, $7, $97)	(882)	(1,639)	(11)	448
Currency translation adjustments (net of tax of $79, $63, $92, $20)	(141)	(107)	(163)	(37)

Accumulated OCI (loss), beginning of period	(19,567)	(15,963)	(5,401)	411

OCI (loss) for the period:

Effective portion of changes in fair value of cash flow hedges	21,448	(9,302)	43	(31,557)
Reclassified to earnings	271	—	2,010	—
Changes in fair value of available-for-sale investments	499	(755)	(372)	(2,939)
Currency translation adjustments	56	(81)	91	(194)

OCI (loss), before tax	22,274	(10,138)	1,772	(34,690)
Income tax (expense) benefit related to OCI (loss)	(7,108)	3,387	(772)	11,565

OCI (loss), net of tax for the period	15,166	(6,751)	1,000	(23,125)

Accumulated OCI (loss), end of period:

Net losses on cash flow hedges (net of tax of $2,406, $11,398, $2,406, $11,398)	(3,913)	(20,159)	(3,913)	(20,159)
Net losses on available-for-sale investments (net of tax of $7, $0, $7, $0)	(383)	(2,394)	(383)	(2,394)
Currency translation adjustments (net of tax of $59, $90, $59, $90)	(105)	(161)	(105)	(161)

Accumulated OCI (loss), end of period	(4,401)	(22,714)	(4,401)	(22,714)

Retained earnings, end of period	896,470	840,398	896,470	840,398

Accumulated OCI (loss) and retained earnings, end of period	$892,069	$817,684	$892,069	$817,684

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

16.	Capital disclosures

The Company’s objectives when managing capital are to maintain a strong capital base in order to:

•	Advance the Company’s corporate strategies to create long-term value for our stakeholders; and

•	Sustain the Company’s operations and growth throughout metals and materials cycles.

HudBay monitors its capital and capital structure on an ongoing basis to ensure it is sufficient to achieve the Company’s short-term and long-term strategic objectives. HudBay prudently monitors its cash, cash equivalents and short-term investments, which were $844,384 as at September 30, 2008. The Company does not currently have significant debt outstanding, and so it is not subject to externally imposed capital requirements other than the requirement to maintain sufficient cash balances to fund continuing operations. Interest coverage ratios, debt to book capitalization ratios and debt to cash flow ratios are metrics that would also be evaluated during periods when financial leverage was employed as an element of the Company’s capital structure. Refer to note 14b for information on the Company’s share repurchase program.

17.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Company’s financial instruments and non-financial derivatives:

		Carrying value and fair value
	Classification	September 30, 2008	December 31, 2007
Financial assets
Cash, cash equivalents and short-term investments [1]	FV through earnings	$844,384	$757,574
Accounts receivable
Trade and other receivables [1]	Loans & receivables	66,895	68,361
Embedded derivatives [2]	FV through earnings	(34)	3,150
Cash held in trust [3]	FV through earnings	3,357	3,289
Non-hedge derivative assets [2]	FV through earnings	5,129	8,593
Available-for-sale investments [4]	Available-for-sale	4,512	2,706
Investments at fair value through earnings [4]	FV through earnings	616	—
Restricted cash [1]	FV through earnings	9,389	1,165

		$934,248	$844,838

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

		Carrying value and fair value
	Classification	September 30, 2008	December 31, 2007
Financial liabilities
Accounts payable
Trade payables & acc. liab. [1]	Other financial liabilities	$123,030	$142,994
Embedded derivatives [2]	FV through earnings	4,561	—
Interest payable [1]	Other financial liabilities	62	127
Derivative liabilities
Hedging derivatives [2]	Hedging derivatives	20,670	26,449
Non-hedge derivatives [2]	FV through earnings	3,905	4,330
Long-term debt
Senior Secured Notes [5]	FV through earnings	3,194	3,208
Province of Manitoba	Other financial liabilities	—	7,294
Obligations under capital leases	Other financial liabilities	2,476	4,981

		$157,898	$189,383

Net financial assets		$776,350	$655,455

[1]

Cash, cash equivalents and short-term investments, accounts receivable, restricted cash, accounts payable and accrued liabilities, and interest payable on long-term debt are recorded at their carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates. Valuations assume all counterparties have a high credit rating.

[3]

The Company has designated its cash held in trust, which consists of 3.25% US government securities and US-denominated cash, as fair value through earnings. Fair value is determined using quotations obtained from a financial institution.

[4]

Available-for-sale investments in listed shares are carried at their fair value, which is determined using quoted market prices in active markets. Investments at fair value through earnings consists of warrants to purchase common shares, which are carried at their fair value as determined using a Black-Scholes model.

[5]

The Company has designated its Senior Secured Notes as fair value through earnings. Fair value is determined based on a valuation technique that reflects the street convention rate on a similar debt instrument.

(b)	Financial risk management:

The Company’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits, and reporting. HudBay’s policy objective, when hedging activities are undertaken, is to reduce the volatility of future earnings and cash flow within the strategic and economic goals of the Company. The Company from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Company does not use derivative financial instruments for trading or speculative purposes.

The following is a discussion of the Company’s risk exposures. Information on derivatives held by the Company as at September 30, 2008 is presented in note 17c.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

(i)	Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates, will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Company’s primary exposure to foreign currency risk arises from:

•

Translation of US dollar denominated revenues and expenses and, to a lesser extent, Guatemalan quetzal expenses into Canadian dollars. Substantially all of the Company’s revenues are denominated in US dollars, while approximately half of its expenses are denominated in US dollars. As a result, appreciation of the Canadian dollar relative to the US dollar will reduce the Company’s earnings, and a weakening of the Canadian dollar will increase the Company’s earnings.

•

Translation of US dollar and Guatemalan quetzal denominated operating accounts, consisting mainly of certain cash, cash equivalents and short-term investments, short-term investments, accounts receivable, accounts payable and derivatives. Cash balances in quetzals are restricted to amounts required to fund near-term operating requirements. Appreciation of the Canadian dollar relative to the US dollar or quetzal will reduce the net asset value of these operating accounts once they have been translated to Canadian dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

Based on HudBay’s financial instruments and non-financial derivatives outstanding as at September 30, 2008, the Company had significant market risk sensitivity to reasonably possible changes in the USD/CAD exchange rate. At September 30, 2008, US$1 was worth $1.0642. If the USD/CAD exchange rate at September 30, 2008 had been higher by C$0.35 with all other variables held constant, after-tax net earnings for the nine months ended September 30, 2008 (related to financial instruments and non-financial derivatives outstanding at that date) would have been $38.1 million higher, primarily due to translation of operating accounts denominated in US dollars. An equal change in the opposite direction would have decreased the Company’s after-tax net earnings by $38.1 million.

The above sensitivity analysis relates solely to the financial instruments and non-financial derivatives that were outstanding as at September 30, 2008; this analysis does not reflect the overall effect that changes in the USD/CAD exchange rate would have on the Company’s results of operations.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

Commodity price risk

HudBay is exposed to market risk from prices for the commodities the Company produces and sells, such as zinc, copper, gold and silver. From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

Based on HudBay’s financial instruments and non-financial derivatives outstanding as at September 30, 2008, the Company’s net earnings and OCI had significant market risk sensitivity to reasonably possible changes in copper prices. If copper prices at September 30, 2008 had been higher by US$1.50/lb. with all other variables held constant, after-tax net earnings for the nine months ended September 30, 2008 (related to financial instruments and non-financial derivatives outstanding at that date) would have been $8.8 million lower, mainly due to the mark-to-market effect on the Company’s embedded provisional pricing derivatives. After-tax OCI for the nine months ended September 30, 2008 would have been $25.5 million lower due to the effect on the Company’s outstanding cash flow hedges. An equal change in the opposite direction would have increased the Company’s after-tax net earnings and after-tax OCI by $8.8 million and $25.5 million, respectively. Subsequent to September 30, 2008, the Company terminated its outstanding copper hedge contracts with a payment of US$117.

The above sensitivity analysis relates solely to financial instruments and non-financial derivatives that were outstanding as at September 30, 2008; this analysis does not reflect the overall effect that copper prices would have on the Company’s results of operations.

Interest rate risk

The Company is not exposed to significant interest rate risk other than cash flow interest rate risk on its cash, cash equivalents and short-term investments. Interest rates on the Company’s debt and cash held in trust are disclosed in note 9 to the December 31, 2007 annual consolidated financial statements. The Company invests its cash, cash equivalents and short-term investments primarily in bankers’ acceptances of major Canadian banks, which are liquid, interest-bearing investments with original maturities of six months or less.

(ii)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative assets, on the balance sheet.

Management has a credit policy in place that requires the Company to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis. Transactions involving derivatives are with counterparties the Company believes to be creditworthy. The Company’s swap agreements are governed by

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

master trading agreements. A continuation of recent adverse economic conditions could cause an increase in the rate of customer bad debts relative to historical experience, although this may be mitigated by the credit insurance described above.

One customer accounted for approximately 21% of total revenue during the nine months ended September 30, 2008 (three months ended September 30, 2008 - approximately 21% of total revenue) and approximately 22% of total accounts receivable as at September 30, 2008.

(iii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. HudBay’s objective is to maintain sufficient liquid resources to meet operational and investing requirements. The Company’s investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. The Company has not invested in asset-backed commercial paper. In addition to cash, cash equivalents and short-term investments of $844,384 as at September 30, 2008, the Company had available a revolving credit facility of $80 million.

(c)	Derivatives:

Fair value of derivatives, as presented on the balance sheet:

September 30,2008	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Fair value of derivative assets
Current portion	$1,315	$3,806	$—	$5,121
Long-term portion (note 9)	—	8	—	8

	1,315	3,814	—	5,129

Fair value of derivative liabilities
Current portion (note 10)	—	3,897	8,277	12,174
Long-term portion	—	8	12,393	12,401

	—	3,905	20,670	24,575

Net derivative asset (liability)	$1,315	$(91)	$(20,670)	$(19,446)

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

December 31, 2007	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Fair value of derivative assets
Current portion	$3,943	$3,692	$—	$7,635
Long-term portion (note 9)	958	—	—	958

	4,901	3,692	—	8,593

Fair value of derivative liabilities
Current portion (note 10)	—	4,330	6,645	10,975
Long-term portion	—	—	19,804	19,804

	—	4,330	26,449	30,779

Net derivative asset (liability)	$4,901	$(638)	$(26,449)	$(22,186)

US dollar put options

The Company holds put options securing the right, but not the obligation, to sell US$4.375 million per quarter at $1.20482, continuing to January 2009. Hedge accounting has not been applied.

Non-hedge derivative zinc contracts

HudBay enters into fixed price sales contracts with zinc and zinc oxide customers and, to ensure that the Company continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At September 30, 2008, the Company’s net position consisted of forward purchases of 244 tonnes at prices ranging from US$1,620 to US$3,115 per tonne with settlement dates extending out up to fifteen months. This net position relates to forward zinc purchases related to forward physical zinc oxide customer sales contracts, which are not recorded as derivatives.

Cash flow hedging derivatives

The Company applies hedge accounting to commodity swap contracts used to hedge prices for a portion of future sales of zinc and copper. During the first quarter, the Company terminated its remaining zinc commodity swap contracts. The related hedging relationships were discontinued prospectively, and related gains and losses in OCI are reclassified to earnings when the hedged anticipated future zinc sales occur.

For the nine months ended September 30, 2008, the Company recorded pre-tax net gains of $43 (three months ended September 30, 2008 - gains of $21,448) to OCI for the effective portion of the cash flow hedges and recorded pre-tax net losses of $1,750 (three months ended September 30,

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

2008 - losses of $1,426) in earnings for the ineffective portion. The Company reclassified pre-tax net losses of $2,010 (three months ended September 30, 2008 - losses of $271) from OCI to earnings (presented in revenue) as hedged anticipated zinc and copper sales occurred. Of the $6,319 pre-tax loss deferred in AOCI at September 30, 2008, management estimates that losses of $333 will be reclassified to earnings in the next twelve months.

The following summarizes the Company’s commodity swap position as at September 30, 2008:

Copper swaps - US$ denominated contracts	Metric tonnes	Weighted average price US$/MT	Fair value of net derivative liability
Maturing in 1 year	4,875	4,736	$8,277
Maturing between 1 to 2 years	5,100	4,388	9,913
Maturing between 2 to 3 years	1,275	4,300	2,480

	11,250	4,529	$20,670

Subsequent to September 30, 2008, the Company terminated its remaining copper commodity swap contracts.

Embedded provisional pricing derivatives

The Company records embedded derivatives (presented in accounts receivable and accounts payable) related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract. At September 30, 2008, the Company’s net position consisted of contracts awaiting final pricing for sales of 548 tonnes of zinc, purchases of 3,689 tonnes of copper, sales of 5,225 ounces of gold and purchases of 29,967 ounces of silver.

(d)	Financial instruments at fair value through earnings – changes in value:

Financial instruments and non-financial derivatives classified as fair value through earnings include US dollar put options, non-hedge derivative zinc contracts, and embedded derivatives relating to provisional pricing. For the nine months ended September 30, 2008, the total amount of change in fair value that has been recognized in earnings for these items was a net loss of $9,675 (three months ended September 30, 2008 - net gain of $6,355).

The Company has chosen to designate its Senior Secured Notes and related cash held in trust as fair value through earnings. For the nine months ended September 30, 2008, the total amount of change in fair value that has been recognized in earnings for these items was a net gain of $321 (three months ended September 30, 2008 - net gain of $282).

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

Any interest income earned or interest expense incurred on these financial instruments or non-financial derivatives is excluded from the gains and losses reported above and is included in interest and other income or interest expense in the statements of earnings.

18.	Commitments

Material changes in HudBay’s commitments since the Company’s December 31, 2007 audited financial statements include the following:

As disclosed in note 20(c)(iii) to the Company’s December 31, 2007 audited financial statements, HBMS had previously granted to the provinces of Saskatchewan and Manitoba a first priority interest in its mining equipment, buildings and fixtures and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures as security for the Company’s reclamation undertakings in those provinces. During the third quarter, the provinces of Saskatchewan and Manitoba agreed to exchange this security for additional letters of credit from HBMS. As at September 30, 2008, HBMS had outstanding letters of credit in the amount of $52,499. Of this amount, $40,479 represents security provided to the provinces of Saskatchewan and Manitoba for reclamation undertakings.

As a result of the Company’s acquisition of HMI Nickel on August 26, 2008, the Company became subject to additional commitments, as follows.

a)	CGN and Skye Resources (B.V.I.) Inc. entered into long-term agreements with subsidiaries of Duke Energy International LLC (“Duke”) for the supply of electrical power and construction of a new power transmission line for the Fenix project and its interconnection with the Guatemalan transmission grid. Under the terms of the agreements, the Company provided a letter of credit supported by a restricted bank deposit of US$5,000. The requirement to provide letters of credit will increase to more than US$35,000 once the Fenix project commences commercial production, and remain in effect for the term of the agreements with Duke. The contract also includes a cancellation cost, which is expected to be less than US$10,000.

b)	The Company has a contingent commitment to make payments to Vale Inco based on tonnages of ore mined from the mining licence areas at the Fenix project and, if a ferro-nickel plant is operated, to pay a sales agency fee and make certain payments on any ferro-nickel produced based on a net smelter return formula.

c)	The Company has a contingent commitment relating to a letter of intent signed on July 31, 2007 by CGN with the Guatemalan Government to pay to the Government a royalty (the “Additional Royalty”), in addition to the existing Mining Law Royalty under the Mining Act. The Additional Royalty, subject to agreement, will be payable by CGN at the rate of 1.0% of ferro-nickel revenue prior to Fenix project payback provided quarterly nickel prices average at least US$7.00 per pound. After project payback the Additional Royalty increases on a sliding scale, depending on nickel prices, reaching a maximum of 4.0% if nickel prices reach US$22.00 per pound. The Additional Royalty will be reduced to the extent of any legislated increases in the existing royalty rate under the Guatemalan Mining Act.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

d)	The Company is required to provide bonds to the Government of Guatemala in respect security for CGN’s commitments under an approved Environmental Impact Assessments program. As at September 30, 2008, these bonds are supported by a letters of credit of approximately US$2,500.

19.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Accounts receivable	$(9,302)	$21,800	$5,485	$44,306
Inventories	6,208	22,535	25,499	(2,419)
Accounts payable and accrued liabilities	(9,396)	7,476	(45,359)	(16,800)
Taxes payable	9,249	(535)	10,261	(17,455)
Prepaid expenses and other current assets	4,370	1,159	3,901	3,586
Interest payable	(68)	(49)	(65)	(91)

	$1,061	$52,386	$(278)	$11,127

(b)	Non-cash investing activities:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Non-cash additions to property, plant and equipment	$2,515	$—	$2,515	$—

(c)	Other:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Supplementary cash flow information:
Interest paid	$195	$255	$462	$877
Taxes paid	11,500	5,875	32,392	47,399

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

20.	Segmented information

The Company is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day-to-day operations, management evaluates the profitability of the overall operation of the Company. The Company’s main mining operations are located in Manitoba. Operations related to the Company’s HMI Nickel site in Guatemala and Balmat mine in New York State, due to their geographical distance, receive separate attention in certain areas. The HMI Nickel segment relates mainly to the Fenix nickel project. The Balmat segment consists of a zinc mine and concentrator. The Balmat mine suspended operations on August 22, 2008. Accounting policies for the HMI Nickel and Balmat segments are the same as those described in note 2.

	Three months ended September 30, 2008
	HMI Nickel	Balmat	Other	Total
Revenue from external customers	$—	$4,064	$243,377	$247,441
Depreciation and amortization	—	1,123	19,779	20,902
Operating (loss) earnings	(1,957)	(7,139)	76,827	67,731
Exploration	(29)	(950)	(6,331)	(7,310)
Interest and other income	224	17	5,587	5,828
Asset impairment losses (note 7)	—	(27,237)	—	(27,237)
Other	—	—	(5,114)	(5,114)

(Loss) earnings before tax	(1,762)	(35,309)	70,969	33,898
Tax expense	—		31,118	31,118

Net (loss) earnings for the period	(1,762)	(35,309)	39,851	2,780

Total assets *	466,475	5,023	1,441,233	1,912,731
Property, plant and equipment	340,797	—	442,769	783,566
Additions to property, plant and equipment	7,949	1,818	26,282	36,049

*	Total assets do not reflect intercompany balances, which have been eliminated on consolidation.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

	Three months ended September 30,2007
	HMI Nickel	Balmat	Other	Total
Revenue from external customers	$—	$8,795	$311,010	$319,805
Depreciation and amortization	—	3,985	19,934	23,919

Operating (loss) earnings	—	(3,095)	97,590	94,495
Exploration	—	(460)	(8,123)	(8,583)
lnterest and other income	—	37	6,892	6,929
Other	—	—	1,425	1,425

(Loss) earnings before tax	—	(3,518)	97,784	94,266
Tax expense	—	—	27,801	27,801

Net (loss) earnings for the period	—	(3,518)	69,983	66,465

Total assets *	—	42,970	1,459,137	1,502,107
Property, plant and equipment	—	34,736	418,465	453,201
Additions to property, plant and equipment	—	6,319	22,273	28,592

*	Total assets do not reflect intercompany balances, which have been eliminated on consolidation.

	Nine months ended September 30,2008
	HMI Nickel	Balmat	Other	Total
Revenue from external customers	$—	$21,384	$781,729	$803,113
Depreciation and amortization	—	8,895	59,087	67,982

Operating (loss) earnings	(1,957)	(21,095)	201,019	177,967
Exploration	(29)	(1,898)	(17,959)	(19,886)
Interest and other income	224	56	20,056	20,336
Asset impairment losses (note 7)	—	(27,237)	—	(27,237)
Other	—	—	(6,143)	(6,143)

(Loss) earnings before tax	(1,762)	(50,174)	196,973	145,037
Tax expense	—	—	87,503	87,503

Net (loss) earnings for the period	(1,762)	(50,174)	109,470	57,534

Additions to property, plant and equipment	7,949	10,213	72,616	90,778

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

	Nine months ended September 30, 2007
	HMI Nickel	Balmat	Other	Total
Revenue from external customers	$—	$29,311	$997,934	$1,027,245
Depreciation and amortization	—	9,703	59,384	69,087

Operating (loss) earnings	—	(8,793)	350,758	341,965
Exploration	—	(461)	(26,383)	(26,844)
Interest and other income	—	115	25,133	25,248
Other	—	—	(6,635)	(6,635)

(Loss) earnings before tax	—	(9,139)	342,873	333,734
Tax expense	—	—	135,054	135,054

Net (loss) earnings for the period	—	(9,139)	207,819	198,680

Additions to property, plant and equipment	—	15,837	63,245	79,082

The Company’s revenue by significant product types:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Copper	$148,355	$172,992	$467,041	$542,337
Zinc	47,577	87,089	165,629	285,930
Zinc oxide	19,246	31,872	64,310	108,057
Gold	18,324	17,377	63,223	56,829
Silver	4,884	4,327	19,051	14,536
Other	9,055	6,148	23,859	19,556

	$247,441	$319,805	$803,113	$1,027,245

The above revenues include revenues from the sale of metal produced from purchase of concentrates of:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Copper	$30,496	$60,582	$123,51	$171,538
Zinc	1,645	8,213	7,928	30,060
Gold	121	433	595	1,255
Silver	2,462	1,633	9,263	5,087

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2008

21.	lnterest and other income

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
lnterest income	$5,970	$7,510	$20,956	$19,937
Other income	—	(292)	—	6,415
Interest expense	(142)	(289)	(620)	(1,104)

	$5,828	$6,929	$20,336	$25,248